Exhibit 23.1

Consent of Independent Auditors
We consent to the incorporation by reference in the registration statements on Forms S-3 (Nos. 333-106140, 333-74578, 333-69501 and 333-108141) and Form S-3 ASR (No. 333-144339), on Form S-4 (No. 333-146027), and on Forms S-8 (Nos. 333-183356, 333-183354, 333-168660, 333-168659, 333-161126, 333-155524, 333-136250, 333-136251, 333-136252, 333-127300, 333-107805, 333-93095, 333-31037 and 333-147432) of RF Micro Devices, Inc. of our report dated June 28, 2012, except as to Note 14, which is as of January 24, 2013, with respect to the consolidated statement of financial position of Amalfi Semiconductor, Inc. and subsidiaries as of December 31, 2011 and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for the year then ended, which report appears in the Form 8-K/A of RF Micro Devices, Inc. dated on or about January 25, 2013.

/s/ KPMG LLP
Santa Clara, California
January 24, 2013